United States Securities and Exchange Commission

450 5th Street Northwest

Washington, DC 20549

Mail Stop 6010

Attn: Kate Tillan

Fax # 202-772-9218

October 31, 2005

Re:	Responses to October 12, 2005 Letter from SEC

SEC File No. 333-106247

To Whom It May Concern,

This letter represents the responses by Remote Knowledge, Inc. (the “Company”), to the comment letter, dated October 12, 2005, from the United States Securities and Exchange Commission (the “Commission”). The responses are listed in the same order as the comment letter. A marked copy of our revised 2004 10-KSB will be filed once we have cleared these comments.

Item 8A. Controls and Procedures, page 21

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that “as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by individuals within those entities, particularly during period in which this annual report was being prepared.” The language that is currently included after the word “effective” in your disclosure does not appear to be consistent with the meaning of disclosure controls and procedures as established by Rule 13a-15(e) of the Exchange Act. As such, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

We have faxed to you as supplemental information a draft new paragraph to be used under Item 8A which we believe addresses your concerns in both review points 1 and 2. This language will be used in the re-filed 2004 10-KSB.

2. We note your disclosure that there were “no significant changes in the Company’s internal controls or in the other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date.” To the extent that your disclosure was provided to address Item 208(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for dicslsoure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

See comments in 1 above.

Statements of Cash Flows – Reconciliation of Non-Cash Transactions, page 7

3. Please reconcile the descriptions and amounts for the non-cash transactions presented in this table with your statements of shareholders’ equity and the notes to your financial statements.

Column Headings for Cash Flow Amounts

2004	2003	1/1/01-12/31/04

a. Issuance of warrants for loans

0	903,811	2,011,019

The 903,811 agrees to Issuance of warrants for loans in the Statement of Shareholders’ Deficit in 2003. The 2,011,019 agrees to the 903,811 previously mentioned plus 1,107,208 listed as Issuance of warrants for loans in the 2002 Statement of Shareholders’ Deficit.

b. Conversion of notes payable to equity

4,201,000	0	0

The 4,201,000 agrees to Conversion of notes payable to Series B preferred stock in the Statement of Shareholders’ Deficit for 2004.

c. Issuance of common stock for related party debt

0	0	888,832

The 888,832 agrees to Issuance of common stock for related party debt in the 2001 Statement of Shareholders’ Deficit.

d. Issuance of common stock for debt

0	457,114	1,154,939

The 457,114 agrees to the 2003 Statement of Shareholders’ Deficit. The 457,114 plus 700,000 in the 2002 Statement of Shareholders’ Deficit totals 1,157,114. The 1,154,939 is incorrect and will be changed to 1,157,114 in future filings.

e. Issuance of common stock for assets

0	8,000	8,000

Column Headings for Cash Flow Amounts

2004	2003	1/1/01-12/31/04

The 8,000 agrees to the 2003 Statement of Shareholders’ Equity.

f. Conversion of accounts payable to notes payable

0	0	766,484

This amount represents a non-equity transaction, therefore, it is not included in the Statement of Shareholders’ Equity. This transaction occurred in 2002 and is therefore not reflected in the footnotes.

g. Contribution of capital by shareholders for financing costs

0	0	1,188,432

The 1,188,432 agrees to the 2002 Statement of Shareholder’s Deficit.

h. Issuance of common stock upon conversion of Preferred

1,012,505	20,000	1,032,505

The title will be changed to a more descriptive “Issuance of common stock upon conversion of mandatorily redeemable Series A preferred stock classified as debt.”

The 1,012,505 represents shares, not dollars, and is incorrectly included in 2004 and in the total and will be deleted.

The 20,000 agrees to the 2003 Statement of Shareholders’ Deficit.

The 20,000 plus the 5,534,000, mentioned below in (i), totals 5,554,000 which is represented in Note 7 – Shareholders’ Equity by the 5,554 shares of Series A Preferred Stock sold in 2002. Initially the stock was sold and classified as a liability, since it was mandatorily redeemable, in accordance with FAS 50. Twenty (20) shares were converted to common stock in 2003 and the remaining 5,534,000 was reclassified to equity in 2004.

i. Conversion of mandatorily redeemable preferred stock to equity

5,534,000	0	5,534,000

The title will be changed to a more descriptive “Reclassification of mandatorily redeemable preferred stock from debt to equity.”

The 5,534,000 agrees to the 2004 Statement of Shareholders Equity.

The 5,534,000 plus the 20,000, mentioned above in (h), totals 5,554,000 which is represented in Note 7 – Shareholders’ Equity by the 5,554 shares of

Column Headings for Cash Flow Amounts

2004	2003	1/1/01-12/31/04

Series A Preferred Stock sold in 2002. Initially the stock was sold and classified as a liability, since it was mandatorily redeemable, in accordance with FAS 50. 20 shares were converted to common stock in 2003 and the remaining 5,534,000 was reclassified to equity in 2004.

j. Effective dividend from amortization of discount related to beneficial conversion of mandatorily redeemable preferred stock to equity

0	1,898,148	5,554,000

The 1,898,148 agrees to the 2003 Statement of Shareholders’ Deficit.

The 1,898,148 plus 3,655,852, from the 2002 Statement of Shareholders’ Deficit totals 5,554,000.

The 5,554,000 agrees to the Series A beneficial conversion feature mentioned in Note 7 – Shareholders’ Equity.

k. Warrants issued for release of redemption provision of Series A preferred stock

1,291,912	0	1,291,912

The 1,291,912 agrees to the 2004 Statement of Shareholders’ Deficit l. Effective dividend from amortization of discount related to beneficial conversion of Series B preferred stock and warrants

8,690,493	0	8,690,493

The 8,690,493 agrees to the 2004 Statement of Shareholders’ Deficit. Agrees to Series B beneficial conversion feature mentioned in Note 7 – Shareholders’ Equity.

Significant Accounting Policies, page 9

4. Please tell us and disclose in future filings how your revenue recognition policy considers the revenue recognition criteria of SAB Topic 13.A an dhow you specifically apply those criteria to your revenue transactions. Please also tell us and disclose in future filings when you deem title and risk of loss to transfer to the customer and when the earnings process is complete.

In the future we will replace the text under Note 2 – Significant Accounting Policies with the following: “The Company recognizes revenue when persuasive evidence exists (which is evident by a written purchase agreement), delivery has occurred and title has passed to the customer (title passes to the customer when the device is received by the customer or the communication service is performed by the Company, in accordance with the sales agreement), the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. The Company makes estimates to allow for an appropriate allowance for uncollectible receivables, as well as for sales returns expected from its customers.” This language is consistent with SAB Topic 13 A.

Related Party Transactions, page 14

5. Please tell us how you are accounting for the notes issued in January and April 2003 and the related amounts payable in lieu of interest and why. Cite the accounting literature upon which you relied.

The notes payable issued in January and April of 2003 were issued with warrants. We calculated, using the fair value of the notes and the warrants (Black-Scholes Method), a discount. This discount exceeded the entire proceeds and was amortized over the life of the notes (approximately 1 year) and recognized as interest expense. We relied upon EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments.” As of December 31, 2004, the notes had been converted to Series B Preferred Stock and Warrants.

Shareholders’ Equity, page 17

6. Please tell us how you accounted for and valued the warrants issued in 2004 for the release of the redemption provisions on the Series A preferred stock and why.

We valued the warrants using the Black-Scholes Method and accounted for their issuance as a dividend. We did this because each Series A Preferred Stock shareholder was granted something of value, 667 warrants per share of Series A Preferred Stock, in return for giving up some of their liquidation preference to the Series B Preferred Stock shareholders.

7. In conjunction with your issuance of Series B preferred stock and seven year warrants to purchase shares of common stock, please tell us how you accounted for and valued the warrants and beneficial conversion feature and why. Please similarly discuss your accounting and valuation for issuances in fiscal year 2005.

We accounted for the issuance of the Series B Preferred Stock and the warrants according to EITF 98-5 and EITF 00-27. First we determined the fair value of the warrants using the Black-Scholes Method. Then we allocated the proceeds of the issuance between the stock and the warrants. Next, we calculated a beneficial conversion amount, which we recognized as a dividend, amortized this amount over the period in which the investor could realize the return (in our case, immediately). We use this procedure each time we issue Series B Preferred Stock with warrants including issuances in 2005.

Exhibits 31.1 and 31.2

8. We note that the certifications filed as Exhibit 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

We have faxed to you as supplemental information a revised certification to be included in the revised filing.

In connection with responding to the comments of the Commission the Company understands that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-599-4948 if you have any comments.

Sincerely,

/s/    HENRY HOUSTON

Henry Houston

CFO

Remote Knowledge, Inc.